Exhibit 99.2

PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements

ORBITZ WORLDWIDE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Net revenue	$248,053	$225,798	$458,308	$428,658
Cost and expenses:
Cost of revenue	47,638	39,288	90,383	80,582
Selling, general and administrative	72,018	69,301	138,260	141,665
Marketing	89,604	80,700	166,382	155,636
Depreciation and amortization	15,287	13,882	28,880	28,381
Impairment of property and equipment	—	—	—	2,577

Total operating expenses	224,547	203,171	423,905	408,841

Operating income	23,506	22,627	34,403	19,817
Other expense:
Net interest expense	(8,595)	(12,734)	(18,172)	(22,263)
Other expense	(2,236)	(18,092)	(2,236)	(18,092)

Total other expense	(10,831)	(30,826)	(20,408)	(40,355)

Income (loss) before income taxes	12,675	(8,199)	13,995	(20,538)
Provision (benefit) for income taxes	5,794	(8,760)	13,048	(167,299)

Net income	$6,881	$561	$947	$146,761

Net income per share - basic:
Net income per share	$0.06	$0.01	$0.01	$1.37

Weighted-average shares outstanding	110,218,036	107,231,148	109,907,641	106,765,207

Net income per share - diluted:
Net income per share	$0.06	$—	$0.01	$1.32

Weighted-average shares outstanding	115,079,178	112,915,245	114,474,084	111,187,643

See Notes to Unaudited Condensed Consolidated Financial Statements.

ORBITZ WORLDWIDE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (UNAUDITED)

(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Net income	$6,881	$561	$947	$146,761
Other comprehensive income/(loss):
Currency translation adjustment	(5,239)	8,233	(8,793)	18,397
Unrealized loss on floating to fixed interest rate swaps (net of tax of $0, $0, $0 and $2,558)	—	—	—	(2,282)

Other comprehensive income/(loss)	(5,239)	8,233	(8,793)	16,115

Comprehensive income/(loss)	$1,642	$8,794	$(7,846)	$162,876

See Notes to Unaudited Condensed Consolidated Financial Statements.

ORBITZ WORLDWIDE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands, except share data)

	June 30, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$264,667	$117,385
Accounts receivable (net of allowance for doubtful accounts of $1,521 and $1,186, respectively)	142,892	82,599
Prepaid expenses	14,397	17,113
Due from Travelport, net	16,715	12,343
Other current assets	14,047	13,862

Total current assets	452,718	243,302
Property and equipment (net of accumulated depreciation of $361,453 and $334,720)	112,949	116,145
Goodwill	345,388	345,388
Trademarks and trade names	90,702	90,398
Other intangible assets, net	6,645	89
Deferred income taxes, non-current	149,418	160,637
Restricted cash	136,175	118,761
Other non-current assets	40,261	32,966

Total Assets	$1,334,256	$1,107,686

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$23,613	$16,432
Accrued merchant payable	513,703	337,308
Accrued expenses	164,245	145,778
Deferred income	63,556	40,616
Term loan, current	29,150	13,500
Other current liabilities	6,850	4,324

Total current liabilities	801,117	557,958
Term loan, non-current	420,850	429,750
Tax sharing liability	61,306	61,518
Other non-current liabilities	16,909	16,738

Total Liabilities	1,300,182	1,065,964

Commitments and contingencies (see Note 6)
Shareholders’ Equity:
Preferred stock, $0.01 par value, 100 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 140,000,000 shares authorized, 110,233,689 and 108,397,627 shares issued, respectively	1,102	1,084
Treasury stock, at cost, 25,237 shares held	(52)	(52)
Additional paid-in capital	1,055,393	1,055,213
Accumulated deficit	(1,016,592)	(1,017,539)
Accumulated other comprehensive income/(loss)	(5,777)	3,016

Total Shareholders’ Equity	34,074	41,722

Total Liabilities and Shareholders’ Equity	$1,334,256	$1,107,686

See Notes to Unaudited Condensed Consolidated Financial Statements.

ORBITZ WORLDWIDE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Six Months Ended June 30,
	2014	2013
Operating activities:
Net income	$947	$146,761
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28,880	28,381
Impairment of property and equipment	—	2,577
Amortization of unfavorable contract liability	(178)	(1,790)
Non-cash net interest expense	5,237	7,506
Deferred income taxes	11,556	(167,545)
Stock compensation	6,803	6,875
Changes in assets and liabilities:
Accounts receivable	(59,185)	(29,804)
Due from Travelport, net	(4,253)	(10,301)
Accounts payable, accrued expenses and other current liabilities	24,168	26,390
Accrued merchant payable	175,944	158,729
Deferred income	21,920	22,015
Other	(5,715)	16,343

Net cash provided by operating activities	206,124	206,137

Investing activities:
Property and equipment additions	(21,168)	(17,957)
Acquisitions, net of cash acquired	(10,000)	—
Changes in restricted cash	(17,748)	(67,943)

Net cash used in investing activities	(48,916)	(85,900)

Financing activities:
Payments on and retirement of term loans	(443,250)	(890,030)
Issuance of long-term debt, net of issuance costs	443,256	877,718
Employee tax withholdings related to net share settlements of equity-based awards	(6,747)	(4,611)
Proceeds from exercise of employee stock options	143	5,588
Payments on tax sharing liability	(4,616)	(12,949)

Net cash used in financing activities	(11,214)	(24,284)

Effects of changes in exchange rates on cash and cash equivalents	1,288	(3,474)

Net increase in cash and cash equivalents	147,282	92,479
Cash and cash equivalents at beginning of period	117,385	130,262

Cash and cash equivalents at end of period	$264,667	$222,741

Supplemental disclosure of cash flow information:
Income tax payments, net	$1,889	$834
Cash interest payments	$13,104	$14,962
Non-cash investing activity:
Capital expenditures incurred not yet paid	$3,811	$5,622

See Notes to Unaudited Condensed Consolidated Financial Statements.

ORBITZ WORLDWIDE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.	Organization and Basis of Presentation

Description of the Business

Orbitz, Inc. was established in early 2000 through a partnership of major airlines, which included American Airlines, Inc., Continental Airlines, Inc., Delta Air Lines, Inc., Northwest Airlines, Inc. and United Air Lines, Inc. (the “Founding Airlines”). Orbitz.com officially launched in June 2001. In 2004, Orbitz was acquired by Cendant Corporation (“Cendant”), which already owned and operated the HotelClub and CheapTickets brands, and the next year Cendant acquired ebookers Limited.

In 2006, affiliates of The Blackstone Group (“Blackstone”) and Technology Crossover Ventures acquired Travelport Limited (“Travelport”), a unit of Cendant that comprised its travel distribution services businesses, which included the businesses that we now own and operate as well as other travel distribution businesses. In 2007, our businesses were separated from the rest of the Travelport businesses, placed in a newly formed company, Orbitz Worldwide, Inc., and then became a public company. Our common stock trades on the New York Stock Exchange under the symbol “OWW.”

At June 30, 2014 and December 31, 2013, there were 110,208,452 and 108,372,390 shares of our common stock outstanding, respectively, of which approximately 39% and 48% were beneficially owned by Travelport and the investment funds that indirectly own Travelport. In the second quarter and early third quarter of 2014, Travelport sold approximately 47.7 million shares and after its secondary stock offering on July 22, 2014, beneficially owns 782,697 (1%) shares of Orbitz Worldwide, Inc. common stock.

We are a leading global online travel company (“OTC”) that uses innovative technology to enable leisure and business travelers to research, plan and book a broad range of travel products and services including hotels, flights, vacation packages, car rentals, cruises, rail tickets, travel insurance, destination services and event tickets. We provide our customers an easy-to-use booking experience across a wide variety of devices. Our global brand portfolio includes Orbitz.com and CheapTickets in the United States; ebookers in Europe; and HotelClub, which focuses on the Asia Pacific region. We also own and operate Orbitz for Business, which is a corporate travel management company, and the Orbitz Partner Network, which delivers private label travel solutions to a broad range of partners.

Basis of Presentation

The accompanying condensed consolidated financial statements of Orbitz Worldwide, Inc. and subsidiaries (“Orbitz,” the “Company,” “we,” “us,” or “our”) have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and the rules and regulations of the Securities and Exchange Commission (“SEC”) for reporting on Form 10-Q. Certain information and note disclosures normally included in comprehensive annual financial statements presented in accordance with GAAP have been condensed or omitted pursuant to SEC rules and regulations.

Management believes that the accompanying condensed consolidated financial statements contain all adjustments, composed of normal recurring adjustments that are, in the opinion of management, necessary to present fairly the Company’s consolidated financial condition, results of operations and cash flows for the periods presented. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the full year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in our 2013 Annual Report on Form 10-K.

The preparation of our condensed consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to matters that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty. Actual amounts may differ from these estimates.

ORBITZ WORLDWIDE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Acquisitions

On February 19, 2014, the Company entered into an asset sale and purchase agreement with Travelocity.com LP (“Travelocity”) for certain assets and contracts of the Travelocity Partner Network (“TPN”), which provides private label travel technology solutions for bank loyalty programs and online commerce sites. On February 28, 2014, the Company closed the transaction for cash consideration of $10.0 million with the potential for additional consideration of up to $10.0 million payable if post-acquisition revenue targets for 2014 and 2015 are achieved in excess of agreed amounts (“Earn-Out”). The companies also entered into a transition services agreement, under which Travelocity will provide the Company various services and support, which expires no later than 24 months from the contract date. The Company may, at its sole discretion, terminate one or more of the services under the agreement with 15 days’ notice to Travelocity at which time the parties will have no further obligation with respect to such terminated services. It has been determined that the transition services agreement is unfavorable as compared with market conditions as of the purchase date and a net unfavorable contract liability of approximately $1.1 million has been established, of which $0.9 million remains at June 30, 2014. Transaction costs were incurred in connection with this acquisition of approximately $0.4 million for the year ended December 31, 2013 and $0.4 million and $0.8 million for the three and six months ended June 30, 2014, respectively, and are included in Selling, general and administrative expenses in our Condensed Consolidated Statements of Operations for those periods.

The acquisition was accounted for pursuant to ASC 805, Business Combinations, which requires the acquired assets and liabilities to be recorded at fair value as of the acquisition date. The Company generally used the income approach to estimate fair values. Cash flows utilized in the valuation were discounted to their present value using a rate of return that includes the relative risk of not realizing the estimated cash flows and the time value of money.

The fair value of the estimated Earn-Out was calculated based on various levels of revenue thresholds for each year and by assigning an expected probability of reaching each level and the corresponding payment. During the quarter ended June 30, 2014, the Company revised its estimate of projected revenue as a result of obtaining certain pre-acquisition volume information not previously available. Based on these revised projections, the Company currently does not expect that any Earn-Out will be payable. Based on the above mentioned projections, the Company is in the process of reviewing its preliminary purchase allocation.

The following table summarizes the preliminary purchase price and the preliminary allocation of the purchase price and is subject to revision as the Company finalizes it estimates:

Amount
(in thousands)
Preliminary Purchase Price
Consideration
Cash paid	$10,000
Preliminary allocation of Purchase Price
Property and equipment (software)	$3,950
Finite-lived intangible assets - Customer relationships	7,120
Unfavorable contracts	(1,070)

Fair value of net assets acquired	$10,000

The amounts of TPN’s revenue included in the Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2014 was $15.5 million and $20.2 million, respectively. The amounts of TPN’s pretax loss included in the Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2014 was $3.9 million and $5.2 million, respectively. The revenue and earnings of the combined entity had the acquisition date been January 1, 2014 and January 1, 2013 are not available as the related business was not reported separately from that of Travelocity.

Our acquired finite-lived customer relationship assets will be amortized over their estimated useful lives of 5 years, using a straight-line basis. The property and equipment will be amortized over their estimated useful lives of 1.5 years.

ORBITZ WORLDWIDE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Goodwill and Intangible Assets

Goodwill and indefinite-lived intangible assets consist of the following:

	June 30, 2014	December 31, 2013
	(in thousands)
Goodwill and indefinite-lived intangible assets:
Goodwill	$345,388	$345,388
Trademarks and trade names	90,702	90,398

Goodwill relates to our U.S. subsidiaries and trademarks and trade names are allocated among our subsidiaries, including foreign subsidiaries. As a result trademarks and trade names are impacted by foreign currency translation each period.

We assess the carrying value of goodwill and other indefinite-lived intangible assets for impairment annually or more frequently whenever events occur and circumstances change indicating potential impairment. We perform our annual impairment testing of goodwill and other indefinite-lived intangibles assets as of December 31.

Amount
(in thousands)
Other Intangible Assets, Net
Balance at January 1, 2014, net of accumulated impairment of $4,604	$89
Amortization expense	(564)
Intangible assets acquired	7,120

Balance at June 30, 2014	$6,645

ORBITZ WORLDWIDE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Term Loan and Revolving Credit Facility

On April 15, 2014, we entered into an amendment (the “Second Amendment”) to the $515.0 million senior secured credit agreement entered into on March 25, 2013, as refinanced and amended on May 24, 2013 (the “Credit Agreement”), composed of a seven year, $450.0 million term loan maturing April 15, 2021 (the “Term Loan”) and a five year $80.0 million revolving credit facility maturing April 15, 2019 (the “Revolver”). The proceeds of the Term Loan were used to repay approximately $439.9 million of term loans outstanding under the Credit Agreement, pay certain fees and expenses incurred with the Second Amendment and for general corporate purposes.

Following the Second Amendment, the $530.0 million senior secured credit facility (the “Amended Credit Agreement”) consists of the Term Loan and the Revolver. Among other things, the Second Amendment reduced the financial maintenance covenants, increased certain baskets, and added certain exceptions under certain negative covenants in the Credit Agreement.

Term Loan

The Term Loan bears interest at a variable rate, at our option, of the Eurocurrency Rate plus a margin of 3.50% per annum, or the Base Rate plus 2.50% per annum. The Eurocurrency Rate is equal to the LIBOR rate as determined by the British Bankers Association (adjusted for any applicable statutory reserves as defined in the Amended Credit Agreement) and with respect to the Term Loans shall not be less than 1.00% per annum. The Base Rate for any day is equal to the greater of (a) the Fed Funds Rate in effect plus 0.5%, (b) the Credit Suisse AG prime rate, and (c) the one-month Eurocurrency Rate.

The principal amount of the Term Loan is payable in quarterly installments of $1.125 million beginning September 30, 2014, with the final installment of the remaining outstanding balance due at the applicable maturity date with respect to such Term Loan. In addition, we are required, subject to certain exceptions, to make payments on the Term Loans (a) annually in the first quarter of each fiscal year in an amount of 50% (which percentage will be reduced to 25% and 0% subject to achieving certain first lien leverage ratios) of the prior year’s excess cash flow, as defined in the Amended Credit Agreement, (b) in an amount of 100% of net cash proceeds from asset sales subject to certain reinvestment rights and (c) in an amount of 100% of net cash proceeds of any issuance of debt other than debt permitted to be incurred under the Amended Credit Agreement.

Based on our current financial projections for the year ending December 31, 2014, we estimate that we will be required to make a $26.9 million prepayment from excess cash flow in the first quarter of 2015. The amount of prepayment required is subject to change based on actual results, which could differ materially from our financial projections as of June 30, 2014. Prepayments from excess cash flow are applied to the scheduled quarterly Term Loan principal payments. The potential amount of prepayment from excess cash flow that will be required beyond the first quarter of 2015 is not reasonably estimable as of June 30, 2014.

The change in the term loans during the six months ended June 30, 2014 was as follows:

Amount
(in thousands)
Balance at January 1, 2014 (current and non-current)	$443,250
Scheduled principal payments of Term Loans	(3,375)
Repayment of term loan under the Credit Agreement	(439,875)

Balance per Credit Agreement	—

Proceeds from issuance of Term Loan pursuant to the Second Amendment	450,000

Balance at June 30, 2014 (current and non-current)	$450,000

At June 30, 2014, the Term Loan had a variable interest rate based on LIBOR rates, resulting in an interest rate of 4.50%, excluding the impact of the amortization of debt issuance costs.

ORBITZ WORLDWIDE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below shows the aggregate maturities of the Term Loan over the remaining term of the Amended Credit Agreement, excluding any mandatory prepayments that could be required under the Term Loan.

Year	(in thousands)
2014	$2,250
2015	4,500
2016	4,500
2017	4,500
2018	4,500
Thereafter	429,750

Total	$450,000

Revolver

The Revolver provides for borrowings and letters of credit up to $80.0 million, through which we are allowed to issue up to $55.0 million in letters of credit. The Revolver bears interest at a variable rate, at our option, of the Eurocurrency Rate plus a margin of 3.00% per annum or the Base Rate plus a margin of 2.00% per annum. We pay a letter of credit fee in the amount of the Eurocurrency Rate on all outstanding letters of credit and we incur a facility fee of 0.50% per annum on all loans, letters of credit and any unused amounts on the Revolver. At June 30, 2014 there were no outstanding borrowings or letters of credit issued under the Revolver.

Amended Credit Agreement Terms

The Term Loan and Revolver are both secured by substantially all of our domestic subsidiaries’ tangible and intangible assets, including a pledge of 100% of the outstanding capital stock or other equity interests of substantially all of our direct and indirect domestic subsidiaries and 65% of the capital stock or other equity interests of certain of our foreign subsidiaries, subject to certain exceptions. The Term Loan and Revolver are also guaranteed by substantially all of our domestic subsidiaries.

The Amended Credit Agreement contains various customary restrictive covenants that limit our ability to, among other things: incur additional indebtedness or enter into guarantees; enter into sale/leaseback transactions; make investments, loans or acquisitions; grant or incur liens on our assets; sell our assets; engage in mergers, consolidations, liquidations or dissolutions; engage in transactions with affiliates; and make restricted payments.

The Amended Credit Agreement requires us not to exceed a maximum first lien leverage ratio, as defined in the Amended Credit Agreement of 5.00 to 1. As of June 30, 2014, we were in compliance with the financial covenant and other conditions of the Amended Credit Agreement.

We incurred an aggregate of $6.7 million of debt issuance costs to obtain the Amended Credit Agreement in April 2014 and due to the nature and terms of the Second Amendment, the entire amount was capitalized and is included in Other non-current assets on the Condensed Consolidated Balance Sheet. The capitalized debt issuance costs will be amortized to interest expense over the contractual terms of the Term Loan and Revolver. Due to the extinguishment of the term loan of the Credit Agreement, unamortized debt issuance costs of $2.2 million related to the Credit Agreement were expensed during the second quarter and included in Other expense in the Condensed Consolidated Statements of Operations.

Credit Agreement and Amendment

On March 25, 2013, we entered into a $515.0 million senior secured credit agreement comprised of a four and one-half- year $65.0 million revolving credit facility maturing September 25, 2017, a $150.0 million term loan maturing September 25, 2017 and a $300.0 million term loan maturing March 25, 2019. Term loans outstanding under the $515.0 million senior secured credit agreement were refinanced and amended on May 24, 2013. On April 15, 2014, we used proceeds from the issuance of term loans to pay in full the amount outstanding relating to the senior secured credit agreement amended on May 24, 2013.

ORBITZ WORLDWIDE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Tax Sharing Liability

We have a liability included in our Condensed Consolidated Balance Sheets that relates to a tax sharing agreement between Orbitz and the Founding Airlines. As of June 30, 2014, the estimated remaining payments that may be due under this agreement were approximately $102.5 million. We estimated that the net present value of our obligation to pay tax benefits to the Founding Airlines was $80.5 million and $80.2 million at June 30, 2014 and December 31, 2013, respectively. The change in the tax sharing liability for the six months ended June 30, 2014 was as follows:

Amount
(in thousands)
Balance at January 1, 2014 (current and non-current)	$80,191
Accretion of interest expense (a)	4,915
Cash payments	(4,616)

Balance at June 30, 2014 (current and non-current)	$80,490

(a)	We accreted interest expense related to the tax sharing liability of $2.3 million and $3.0 million for the three months ended June 30, 2014 and 2013, respectively, and $4.9 million and $5.4 million for the six months ended June 30, 2014 and 2013, respectively.

Based upon the estimated timing of future payments we expect to make, the current portion of the tax sharing liability of $19.2 million and $18.7 million was included in Accrued expenses in our Condensed Consolidated Balance Sheets at June 30, 2014 and December 31, 2013, respectively. The long-term portion of the tax sharing liability of $61.3 million and $61.5 million was reflected as Tax sharing liability in our Condensed Consolidated Balance Sheets at June 30, 2014 and December 31, 2013, respectively.

6.	Commitments and Contingencies

Our contractual obligations as of June 30, 2014 did not materially change from the amounts set forth in our 2013 Annual Report on Form 10-K, except for the changes described in Note 4 - Term Loan and Revolving Credit Facility.

Company Litigation

We are involved in various claims, legal proceedings and governmental inquiries related to contract disputes, business practices, antitrust, intellectual property and other commercial, employment and tax matters. We believe that we have meritorious defenses, and we are vigorously defending against these claims, proceedings and inquiries. At June 30, 2014 and December 31, 2013, we had accruals of $5.7 million and $5.5 million related to various legal proceedings, respectively. Litigation is inherently unpredictable and, although we believe we have valid defenses in these matters, unfavorable resolutions could occur. Below, we have provided relevant information on these matters.

We are party to various cases brought by municipalities and other state and local governmental entities in the U.S. involving hotel occupancy or related taxes and our merchant hotel business model. Most of the cases were brought simultaneously against other OTCs, including Expedia, Travelocity and Priceline. Certain of these cases are class actions, some of which have been confirmed on a state-wide basis and some which are purported. The cases allege, among other things, that we violated the jurisdictions’ hotel occupancy tax ordinances, as well as related sales and use taxes. While not identical in their allegations, the cases generally assert similar claims, including violations of local or state occupancy tax ordinances, failure to pay sales or use tax, and in some cases, violations of consumer protection ordinances, conversion, unjust enrichment, imposition of a constructive trust, demand for a legal or equitable accounting, injunctive relief, declaratory judgment, and civil conspiracy. The plaintiffs seek relief in a variety of forms, including: declaratory judgment, full accounting of monies owed, imposition of a constructive trust, compensatory and punitive damages, disgorgement, restitution, interest, penalties and costs, attorneys’ fees, and where a class action has been claimed, an order certifying the action as a class action. An adverse ruling in one or more of these cases could require us to pay tax retroactively and prospectively and possibly pay interest, penalties and fines. The proliferation of additional cases could result in substantial additional defense costs.

We have also been contacted by several municipalities or other taxing bodies concerning our possible obligations with respect to state or local hotel occupancy or related taxes. The following taxing bodies have issued notices to the Company:

ORBITZ WORLDWIDE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

43 cities in California; the following cities in Colorado: Broomfield, Colorado Springs, Durango, Frisco, Glendale, Glenwood Springs, Golden, Grand Junction, Greeley, Greenwood Village, Lafayette, Lakewood, Littleton, Loveland, Silverthorne, and Steamboat Springs; Arlington, Texas; Brunswick and Stanly, North Carolina; the following counties in Utah: Davis, Summit, Salt Lake and Weber; the Arizona Department of Revenue; the New Mexico Department of Revenue; the Ohio Department of Taxation; Paradise Valley, Arizona; St. Louis, Missouri; various Alabama Municipalities; the Louisiana Department of Revenue; the Vermont Department of Taxation; and the Maine Department of Revenue. These taxing authorities have not issued assessments, but have requested information to conduct an audit and/or have requested that the Company register to pay local hotel occupancy taxes.

The following taxing authorities have issued assessments which are not final and are subject to further review by the taxing authorities: the Colorado Department of Revenue; the City of Aurora, Colorado; the Maryland Comptroller; the Texas Comptroller; and Lake County, Indiana. These assessments range from $0.02 million to approximately $5.8 million, and total approximately $7.4 million.

In addition, the Hawaii Department of Taxation has issued final assessments for merchant model hotel reservations in the amount of $16.9 million for the taxable year 2012, and for merchant model hotel reservations and rental car transactions in the amount of $14.6 million for the taxable year 2013. Additionally, on December 9, 2013, the Hawaii Department of Taxation issued final assessments for rental car transactions in the amount of $3.4 million against each of three Orbitz entities for the period of January 1, 2002, through December 31, 2012. Based on Hawaii’s past merchant model hotel assessments, Orbitz believes that Hawaii’s rental car assessments represent an aggregate of $3.4 million total against the Orbitz entities for the time period. None of the final assessments issued for the taxable years 2012 and 2013 were based on historical transaction data, and each are still subject to review by the Hawaii Tax Appeal Court. These 2012 and 2013 assessments are in addition to the $58.0 million final assessments for merchant model hotel reservations previously issued by the Hawaii Department of Taxation for prior years, more than $30.0 million of which was rejected by the Hawaii Tax Appeal Court.

Assessments or declaratory rulings that are administratively final and subject to judicial review have been issued by the cities of San Francisco and San Diego, California; the city of Denver, Colorado; the counties of Miami-Dade, Broward, and Osceola, Florida; and the Indiana Department of Revenue. These assessments range from $0.2 million to approximately $3.2 million, and total approximately $8.7 million. Trial courts rejected the assessments in San Francisco and San Diego, California and Broward, Florida. The Colorado Court of Appeals reversed the assessments against the OTCs in the City of Denver case. Collectively, the amounts of the assessments in the San Francisco, San Diego, Broward County, and Denver cases amount to approximately $7.0 million.

The OTCs, including Orbitz, have prevailed in the large majority of hotel tax cases that have been decided to date, having obtained favorable judgments in more than two dozen cases. However, there have been certain adverse lower court decisions against Orbitz and the other OTCs that, if affirmed, could result in significant liability to the Company.

First, in July 2011, related to the City of San Antonio hotel occupancy tax case, the United States District Court for the Western District of Texas issued its findings of fact and conclusions of law in which it held the defendant OTCs, including Orbitz, liable for hotel occupancy taxes on markup, fees, and breakage revenue, and also imposed penalties and interest. On April 4, 2013, the Court entered judgment against Orbitz in the amount of approximately $4.3 million and post-judgment motions are still pending. The OTCs, including Orbitz, intend to appeal once the pending motions are ruled upon by the court. Because we do not believe a loss is probable given the numerous issues that exist on appeal, we have not accrued any liability related to this case.

Second, in September 2012, the Superior Court of the District of Columbia granted the District’s motion for partial summary judgment and denied the OTCs’ motion for summary judgment, finding the companies liable for sales tax on hotel reservations dating back to the inception of the merchant model. Although the Court acknowledged that the District had amended its law in 2011, and that the sales tax law was ambiguous prior to that time, the Court nonetheless found the OTCs liable for merchant model hotel reservations before that date. Because we believe that the Court’s finding of liability was the result of a misapplication of the law, we do not believe a loss is probable relating to the pre-amendment case and plan to appeal. Accordingly, we have not accrued any liability relating to the District of Columbia case for the period prior to July 2011. On March 25, 2014, Orbitz paid a judgment of $3.8 million, which represents the sales tax attributable to Orbitz.com’s hotel reservations through December 31, 2011. This amount is subject to a refund if Orbitz prevails in its appeal. Although the Company expects to prevail on the issue of whether it is liable for sales tax before July 2011, it is possible that we will not prevail, and if that occurs, that amount of the judgment that we have not expensed is approximately $3.7 million.

ORBITZ WORLDWIDE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Third, in January 2013, the Tax Court of Appeals in Hawaii ruled that the OTCs are subject to Hawaii’s general excise tax. The Court also determined that the “splitting provision” contained in the Hawaii general excise tax statute, which limits application of the tax to only the amounts that travel agents receive for their services, does not apply to the transactions at issue. On March 19, 2013, the Court issued an order in which it also imposed “failure to file” and “failure to pay” penalties on the OTCs. On August 15, 2013, the Hawaii Tax Appeal Court ruled that the OTCs were required to pay interest on penalties, and entered final judgment disposing of all issues and claims of all parties. On September 11, 2013, the OTCs filed their notice of appeal. Under Hawaii law, in order to appeal, Orbitz was required to pay the total amount of the final judgment to Hawaii prior to appealing the Court’s order. Accordingly, Orbitz made payments to Hawaii of $16.9 million in April 2013, and approximately$9.2 million to Hawaii in September 2013. These amounts reflected a determination of Orbitz’s liability for general excise tax (both on the amounts that it receives for its services and the amounts that the hotels receive for the rental of their rooms), interest, penalties, and interest on penalties through the tax year 2011. Although Orbitz disagrees with the Court’s rulings on general excise tax and intends to appeal them, we have recorded an expense of $4.2 million in light of the decision. The $4.2 million represents the amount Orbitz estimates it would owe if the Court had correctly applied the general excise tax splitting provision on merchant reservations through December 31, 2012 and a 25% failure to file penalty imposed on that figure. Orbitz has not reserved for the remainder of the ruling because it believes that the general excise tax splitting provision plainly applies to the transactions in question, and that the award of “failure to pay” penalties is entirely unsupported by the record in the case, and that interest on penalties should not have been awarded. Although we believe that it is not probable that Orbitz ultimately will be liable for more than $4.2 million as a result of the Court’s order, it is possible that Orbitz will not prevail, and if it does not, the amount of any final award of general excise tax, penalties and interest against Orbitz could exceed $26.0 million. The OTCs’ appeal on the Tax Court of Appeals’ ruling on General Excise Tax, and Hawaii’s cross-appeal on the Tax Court of Appeals’ determination that the OTCs are not subject to Hawaii’s transient accommodations tax, are currently pending before the Hawaii Supreme Court. Oral argument has been set for October 2.

In an unrelated matter, Trilegiant Corporation filed an action for breach of contract and declaratory judgment in the Supreme Court of New York against us, alleging that we are obligated to make a series of termination payments arising out of a promotion agreement that we terminated in 2007. In 2007, we accrued the present value of the termination payments and in 2010 we ceased making termination payments due to a dispute with Trilegiant. On October 2, 2013, the Court denied Orbitz’s motion for summary judgment on one of its affirmative defenses, and on December 24, 2013, the court rejected most of our remaining defenses. As of June 30, 2014, we had an accrual totaling $13.3 million, which includes $1.6 million for potential interest.

On August 20, 2012, a putative consumer class action was filed in the United States District Court for the Northern District of California against certain major hotel chains, and the leading OTCs, including Orbitz. The complaint alleged that the hotel chains and OTCs, including Orbitz, violated antitrust and consumer protection laws by entering into agreements in which OTCs agree not to facilitate the reservation of hotel rooms at prices that are less than those found on the hotel chain websites. Following the filing of the initial complaint on August 20, 2012, several dozen additional putative consumer class action complaints were filed in federal courts across the country. These cases were then consolidated for pretrial purposes by the Judicial Panel on Multi-District Litigation and transferred to the United States District Court for the Northern District of Texas. On May 1, 2013, counsel for the Lead Plaintiff filed a Consolidated Amended Complaint. On July 1, 2013, we filed a motion to dismiss the Consolidated Amended Complaint. On February 16, 2014, the District Court granted our motion to dismiss all of the Claims in the Consolidated Amended Complaint without prejudice. We cannot currently estimate a range of our potential loss if we do not prevail in this litigation.

We cannot estimate our aggregate range of loss in the cases for which we have not recorded an accrual, except to the extent taxing authorities have issued assessments against us. Although we believe it is unlikely that an adverse outcome will result from these proceedings, an adverse outcome could be material to us with respect to earnings or cash flows in any given reporting period.

Financing Arrangements

We are required to issue letters of credit and similar instruments to support certain suppliers, commercial agreements, leases and non-U.S. regulatory and governmental agencies primarily to satisfy consumer protection requirements. We believe we have access to sufficient letter of credit availability to meet our short- and long-term requirements through a combination of the restricted cash balance currently used to cash collateralize letters of credit or similar instruments, cash from our balance sheet which can be used to support letters of credit and similar instruments and our $80.0 million revolving credit facility through which we are allowed to issue up to $55.0 million in letters of credit.

ORBITZ WORLDWIDE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table shows the amount of letters of credit and similar instruments outstanding by facility, as well as the amounts of our restricted cash balances:

	June 30, 2014		December 31, 2013
	Letters of Credit and Other Credit Support	Restricted Cash	Letters of Credit and Other Credit Support	Restricted Cash
	(in thousands)
Multi-currency letter of credit facility	$21,982	$22,826	$21,863	$22,670
Uncommitted letter of credit facilities and surety bonds	108,314	113,349	91,033	96,091

Total	$130,296	$136,175	$112,896	$118,761

Total letter of credit fees were less than $0.1 million and $1.0 million for the three months ended June 30, 2014 and 2013, respectively, and $0.2 million and $2.8 million for the six months ended June 30, 2014 and 2013, respectively.

7.	Equity-Based Compensation

We issue share-based awards under the Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan, as amended (the “Plan”). The Plan provides for the grant of equity-based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards to our directors, officers and other employees, advisors and consultants who are selected by the Compensation Committee of the Board of Directors for participation in the Plan. As of June 30, 2014, 5,075,366 shares were available for future issuance under the Plan.

Restricted Stock Units

We granted 995,270 restricted stock units (“RSUs”) during the six months ended June 30, 2014 with a weighted-average grant date fair value per share of $9.62. The fair value of RSUs is amortized on a straight-line basis over the requisite service period of four years.

Performance-Based Restricted Stock Units

We granted 136,815 performance-based restricted stock units with a fair value per share of $9.72 and 273,630 market-based restricted stock units with a fair value per share of between $11.89 and $16.32 (“PSUs”) in March 2014 to certain of our executive officers. The PSUs entitle the executives to receive one share of our common stock for each PSU earned, subject to the satisfaction of three performance metrics over a three-year basis. Each metric will be equally weighted, with the ability to earn between 25% to 200% of target based on a straight-line interpolation of the criteria. The performance-based condition requires that the Company attain certain performance metrics for the three-year period ended December 31, 2016 and the market-based conditions require that the Company achieve a certain absolute shareholder return and a certain relative shareholder return at the conclusion of the three-year measurement period. If the minimum performance criteria are not met, each PSU will be forfeited. If the minimum conditions are met, the PSUs earned will cliff vest on the third anniversary of the grant date. The fair value of the market-based conditions was measured using a Monte Carlo simulation for sampling random outcomes.

As of June 30, 2014, we expect that the performance-based condition PSUs will be satisfied at their target level, andthe fair value of the market-based condition PSUs is being amortized on a straight-line basis over the requisite service period of each vesting tranche.

Non-Employee Directors Deferred Compensation Plan

We granted 113,720 deferred stock units to our non-employee directors during the six months ended June 30, 2014 with a weighted-average grant date fair value per share of $7.93. These deferred stock units are issued as restricted stock units under the Plan and are immediately vested and non-forfeitable and expensed on the grant date at their fair value.

ORBITZ WORLDWIDE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Compensation Expense

We recognized total equity-based compensation expense of $3.9 million and $4.2 million for the three months ended June 30, 2014 and 2013, respectively and $6.8 million and $6.9 million for the six months ended June 30, 2014 and 2013, respectively. As of June 30, 2014, a total of $19.1 million of unrecognized compensation costs related to unvested restricted stock units, unvested stock options and unvested PSUs are expected to be recognized over the remaining weighted-average lives of 3.0 years.

8.	Derivative Financial Instruments

Interest Rate Hedges

At June 30, 2014, we had the following interest rate swaps outstanding that will effectively convert $200.0 million of term loans from a variable rate to a fixed interest rate once they become effective. We will pay a fixed interest rate on the notional amount and in exchange receive a variable interest rate based on the one-month LIBOR rate. We do not use derivatives for speculative or trading purposes.

Notional Amount	Effective Date	Maturity Date	Fixed Interest Rate Paid	Variable Interest Rate Received
$100.0 million	August 29, 2014	August 31, 2016	1.11%	One-month LIBOR
$100.0 million	August 29, 2014	August 31, 2016	1.15%	One-month LIBOR

We entered into interest rate derivative contracts to protect against volatility of future cash flows of the variable interest payments related to our term loans. These derivative contracts are economic hedges and are not designated as cash flow hedges. We mark-to-market these instruments and record the changes in the fair value of these items in Net interest expense in the Company’s Condensed Consolidated Statements of Operations and recognize the unrealized gain or loss in other non-current assets or liabilities. Unrealized losses of $2.2 million and $0 were recognized at June 30, 2014 and 2013, respectively.

The following table summarizes the location and fair value of derivative instruments on the Company’s Condensed Consolidated Balance Sheets.

		Fair Value Measurements as of
	Balance Sheet Location	June 30, 2014	December 31, 2013
		(in thousands)
Interest rate swaps not designated as hedging instruments	Other non-current liabilities	$2,152	$1,205

The interest rate swaps designated as hedging instruments were terminated in conjunction with the termination of our credit agreement in March 2013. Interest rate swaps designated as hedging instruments were reflected in our Condensed Consolidated Balance Sheets at market value. The corresponding market adjustment related to the hedging instruments was recorded to accumulated other comprehensive income (“AOCI”) and the adjustment related to the instruments not designated as hedging was recorded as Net interest expense in the Company’s Condensed Consolidated Statements of Operations.

The following table shows the market adjustments of swaps recorded during the six months ended June 30, 2014 and 2013:

	Gain in Other Comprehensive Income		(Loss) Reclassified from AOCI into Interest Expense (Effective Portion)		Gain/(Loss) Recognized in Income (Ineffective Portion and the Amount Excluded from Effectiveness Testing)
	2014	2013	2014	2013	2014	2013
	(in thousands)
Interest rate swaps designated as hedging instruments	$—	$276	$—	$(277)	$—	$—

ORBITZ WORLDWIDE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign Currency Hedges

We enter into foreign currency contracts to manage our exposure to changes in exchange rates associated with foreign currency receivables, payables and intercompany transactions. We primarily hedge our foreign currency exposure to the Pound sterling and the Australian dollar. As of June 30, 2014, we had foreign currency contracts outstanding with a total net notional amount of $337.3 million, all of which subsequently matured. The foreign currency contracts do not qualify for hedge accounting treatment; accordingly, changes in the fair value of the foreign currency contracts are reflected in net income as a component of Selling, general and administrative expense in our Condensed Consolidated Statements of Operations.

The following table shows the fair value of our foreign currency hedges:

		Fair Value Measurements as of
	Balance Sheet Location	June 30, 2014	December 31, 2013
		(in thousands)
Liability Derivatives:
Foreign currency hedges	Other current liabilities	$4,291	$1,412

The following table shows the changes in the fair value of our foreign currency contracts which were recorded as a gain/(loss) in selling, general and administrative expense:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	(in thousands)		(in thousands)
Foreign currency hedges (a)	$(5,236)	$9,254	$(10,105)	$18,730

(a)	We recorded transaction gains/(losses) associated with the re-measurement and settlement of our foreign denominated assets and liabilities of $4.1 million and $(10.1) million for the three months ended June 30, 2014 and 2013, respectively, and $6.9 million and $(21.2) million for the six months ended June 30, 2014 and 2013, respectively. These transaction gains and losses were included in selling, general and administrative expense in our Condensed Consolidated Statements of Operations. The net impact of these transaction gains and losses, together with the gains and losses incurred on our foreign currency hedges, were gains/(losses) of $(1.1) million and $(0.8) million for the three months ended June 30, 2014 and 2013, respectively, and $(3.2) million and $(2.4) million for the six months ended June 30, 2014 and 2013, respectively.

The tables below show the gross and net amounts related to derivatives eligible for offset in the Condensed Consolidated Balance Sheets as of June 30, 2014 and December 31, 2013. The gross asset amount of the derivative listed below is the maximum loss the Company would incur if the counterparties failed to meet their obligation.

	Gross Amounts of Recognized Liabilities	Gross Asset Recognized as an Offset	Net Liabilities Included in the Condensed Consolidated Balance Sheets
	(in thousands)
June 30, 2014	$7,489	$(1,046)	$6,443
December 31, 2013	$8,324	$(5,707)	$2,617

ORBITZ WORLDWIDE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Accumulated Other Comprehensive Income/(Loss)

AOCI is comprised of currency translation adjustments and unrealized gains/(losses) on interest rate swaps. The change in AOCI by component for the three months ended June 30, 2014 and 2013 was as follows:

	Currency Translation Adjustment		Interest Rate Swaps
	2014	2013	2014	2013
	(in thousands)
Balance at April 1	$(538)	$5,378	$—	$—
Other comprehensive income before reclassifications	(5,239)	8,233	—	—
Amounts reclassified from AOCI	—	—	—	—

Net current-period other comprehensive income/(loss) (a)	(5,239)	8,233	—	—

Balance at June 30	$(5,777)	$13,611	$—	$—

(a)	Amounts are disclosed net of tax.

The change in AOCI by component for the six months ended June 30, 2014 and 2013 was as follows:

	Currency Translation Adjustment		Interest Rate Swaps
	2014	2013	2014	2013
	(in thousands)
Balance at January 1	$3,016	$(4,786)	$—	$2,282
Other comprehensive income before reclassifications	(8,793)	18,397	—	(1)
Amounts reclassified from AOCI	—	—	—	(2,281)

Net current-period other comprehensive income (a)	(8,793)	18,397	—	(2,282)

Balance at June 30	$(5,777)	$13,611	$—	$—

(a)	Amounts are disclosed net of tax.

The amounts above reclassified from AOCI related to interest rate swaps were included in the Condensed Consolidated Statements of Operations line items as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	(in thousands)
Net interest expense	$—	$—	$—	$277
Provision/(benefit) for income taxes	—	—	—	(2,558)

Total	$—	$—	$—	$(2,281)

10.	Net Income per Share

We calculate basic net income per share by dividing the net income for the period by the weighted-average number of shares outstanding during the period. Diluted net income per share is calculated by dividing the net income for the period by the weighted-average number of common shares outstanding and potentially dilutive common shares outstanding during the period. Potentially dilutive common shares are determined by the application of the treasury stock method.

ORBITZ WORLDWIDE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents the weighted-average shares outstanding used in the calculation of net income per share:

	Three Months Ended June 30,		Six Months Ended June 30,
Weighted-Average Shares Outstanding	2014	2013	2014	2013
Basic	110,218,036	107,231,148	109,907,641	106,765,207
Diluted effect of:
Restricted stock units	2,318,956	3,678,117	1,852,820	2,914,216
Performance-based restricted stock units	2,095,044	1,458,329	2,255,755	1,297,829
Stock options	447,142	547,651	457,868	210,391

Diluted	115,079,178	112,915,245	114,474,084	111,187,643

The following equity awards were not included in the diluted net income per share calculation because they would have had an antidilutive effect:

	Three Months Ended June 30,		Six Months Ended June 30,
Antidilutive Equity Awards	2014	2013	2014	2013
Restricted stock units	936,427	159,121	618,421	86,250
Performance-based restricted stock units	410,445	1,833,750	269,851	1,327,189
Stock options	—	6,766	—	835,525

Total	1,346,872	1,999,637	888,272	2,248,964

11.	Related Party Transactions

Related Party Transactions with Travelport and its Subsidiaries

We had amounts due from Travelport of $16.7 million and $12.3 million at June 30, 2014 and December 31, 2013, respectively. Amounts due to or from Travelport are generally settled on a net basis.

The following table summarizes the related party transactions with Travelport and its subsidiaries, reflected in our Condensed Consolidated Statements of Operations:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	(in thousands)
Net revenue (a)	$24,674	$21,814	$48,982	$44,753
Cost of revenue	$45	$15	$53	$(35)
Selling, general and administrative expense	$—	$35	$—	$80
Marketing expense	$32	$14	$52	$22
Interest expense (b)	$—	$1,201	$—	$2,913

(a)	Net revenue includes incentive revenue for segments processed through Galileo and Worldspan, both of which are subsidiaries of Travelport. This incentive revenue accounted for more than 10% of our total net revenue.
(b)	Interest expense relates to letters of credit issued on our behalf by Travelport (see Note 6 - Commitments and Contingencies).

On February 4, 2014, the Company entered into an agreement with Travelport for the provision of GDS services, which terminates and replaces our prior Travelport GDS service agreement (the “New Travelport Service Agreement”).

Under the New Travelport GDS Service Agreement, Orbitz is obligated in 2014 to use only Travelport GDSs for all air and car segments booked on its domestic agencies and is subject to certain other exclusivity obligations for its segments booked in Europe and other markets as defined in the New Travelport GDS Service Agreement. On January 29, 2014, the Audit Committee of the Board of Directors had approved the New Travelport Service Agreement and authorized the execution of such agreement, pursuant to a delegation by the Company’s Board of Directors on August 13, 2013.

ORBITZ WORLDWIDE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company is required to pay a fee for each segment that is not booked through Travelport GDSs in 2014 subject to exclusivity obligations discussed above. However beginning January 1, 2015, the Company will no longer be subject to exclusivity obligations. Under the GDS Agreement beginning in 2015, we are obligated to provide certain levels of volume over the contract period and may be subject to pay shortfall payments in certain cases if we fail to meet volume commitments. The agreement terminates on December 31, 2018.

12.	Fair Value Measurements

The following table shows the fair value of our liabilities that are required to be measured at fair value on a recurring basis as of June 30, 2014 and December 31, 2013, which are classified as Other current liabilities and Other non-current liabilities in our Condensed Consolidated Balance Sheets.

	Fair Value Measurements as of
	June 30, 2014				December 31, 2013
	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(in thousands)
Liabilities:
Foreign currency derivative liabilities	$4,291	$4,291	$—	$—	$1,412	$1,412	$—	$—
Interest rate swap liabilities	$2,152	$—	$2,152	$—	$1,205	$—	$1,205	$—

We value our foreign currency hedges based on the difference between the foreign currency contract rate and widely available foreign currency rates as of the measurement date. Our foreign currency hedges are short-term in nature, generally maturing within 30 days. We value our interest rate swaps using valuations that are calibrated to the initial trade prices. Using a market-based approach, subsequent valuations are based on observable inputs to the valuation model including interest rates, credit spreads and volatilities.

Fair Value of Financial Instruments

For certain of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued merchant payable and accrued expenses, the carrying value approximates or equals fair value due to their short-term nature.

The carrying value of the Term Loan was $450.0 million at June 30, 2014, compared with a fair value of $452.3 million. At December 31, 2013, the carrying value of the term loans as part of the Credit Agreement was $443.3 million compared with a fair value of $446.8 million. The fair values were determined based on quoted market ask prices, which is classified as a Level 2 measurement.

ORBITZ WORLDWIDE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Income Taxes

We recorded tax expense of $5.8 million and $13.0 million for the three and six months ended June 30, 2014, respectively. The tax expense for both the three and six months ended June 30, 2014 was primarily due to U.S. based income for which the federal tax liability is deferred. The net deferred tax assets at June 30, 2014 and December 31, 2013 amounted to $160.6 million and $171.8 million, respectively. The substantial majority of the net deferred tax assets relate to U.S. federal taxes.

We have established a liability for future income tax contingencies and liabilities, referred to as unrecognized tax benefits of $3.7 million and $3.6 million as of June 30, 2014 and December 31, 2013, respectively, that management believes to be adequate. This liability represents the additional taxes that may be paid when the related items are resolved. The total amount of unrecognized benefits that, if recognized, would affect our effective tax rate was $3.6 million and $3.5 million at June 30, 2014 and December 31, 2013. During the next twelve months, we anticipate no reduction to this liability due to the lapsing of statutes of limitations, which would affect our effective tax rate.

In computing the tax provision for both the three and six months ended June 30, 2014, we recognized an income tax provision in tax jurisdictions in which we had pre-tax income for the period and are expecting to generate pre-tax book income during the remainder of fiscal year 2014. We recognized an income tax benefit in tax jurisdictions in which we incurred pre-tax losses for the three and six months ended June 30, 2014, and are expecting to be able to realize the benefits associated with these losses during the remainder of fiscal year 2014 or expect to recognize a deferred tax asset related to such losses at December 31, 2014. Our effective tax rate differs significantly from the U.S. federal statutory rate as we have not recognized any tax benefit for losses in certain jurisdictions that we expect will not be realized and for which we have previously established a valuation allowance against the deferred tax assets.

In July 2013, the Financial Accounting Standards Board (“FASB”) issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 clarified guidance and eliminated diversity in practice on the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. This new guidance became effective for reporting periods beginning on or after December 15, 2013; accordingly, the Company implemented ASU 2013-11 effective January 1, 2014. The impact on the Company’s condensed consolidated financial statements from applying this new guidance was not material.

14.	Accounting Pronouncements

In May 2014, the FASB issued a new financial accounting standard on revenue from contracts with customers, ASU No. 2014-09, “ Revenue from Contracts with Customers .” The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The accounting standard is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. Early adoption is not permitted. The Company is currently assessing the impact of this ASU on its consolidated financial statements.